EXHIBIT 99.1

Hexo Corp. Closes $57.5 Million Underwritten Public Offering

OTTAWA, May 21, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced the closing of its previously announced underwritten public offering (the “Offering”) for total gross proceeds to the Company of C$57,546,000. The Company sold 63,940,000 units of the Company (the “Units”) at a price of C$0.90 per Unit under the Offering, including 8,340,000 Units sold pursuant to the exercise in full of the underwriters’ over-allotment option.

Each Unit is comprised of one common share of the Company and one half of one common share purchase warrant of the Company. Each full warrant is exercisable to acquire one common share of the Company for a period of 5 years following the closing date of the Offering at an exercise price of C$1.05 per share, subject to adjustment in certain events.

Canaccord Genuity Corp. and Canaccord Genuity LLC acted as the lead underwriters for the Offering, together with a syndicate of underwriters including A.G.P. / Alliance Global Partners, AltaCorp Capital Inc. and BMO Nesbitt Burns Inc.

The Company expects to use the net proceeds from the Offering for working capital and other general corporate purposes.

In connection with the Offering, the Company filed a prospectus supplement dated May 19, 2020 (the "Prospectus Supplement") to the Company’s amended and restated short form base shelf prospectus dated December 14, 2018 (the “Base Shelf Prospectus”) with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, and with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 (the “Registration Statement”) under the U.S./Canada Multijurisdictional Disclosure System.

Copies of the  Prospectus Supplement and the Base Shelf Prospectus are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and a copy of the Registration Statement is available on EDGAR at www.sec.gov. Copies of the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement may also be obtained in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

Under the Offering, certain insiders of the Company purchased an aggregate of 577,800 Units, which constituted “related party transactions” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The purchase of the Units by the insiders is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101by virtue of the exemptions contained in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of securities issued to insiders nor the consideration paid by insiders exceeded 25% of the Company's market capitalization. The Company did not file a material change report in respect of the transaction 21 days in advance of closing of the Offering because insider participation had not been confirmed.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the use of proceeds from the Offering. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Company’s use of proceeds of the Offering may differ from those indicated. Forward-looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com